Filed by Algoma Steel Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Interview with CBC: July 5, 2021

Transcript: Michael McQuade on CBC Power and Politics

Host: David Corcoran

Mike: The integrated model uses coal turned into coke as the fuel to reduce iron ore pellets to turn into a molten state. And that's the liquid iron that is transferred into a basic oxygen furnace where alloys are added and oxygen is used to preheat and turn that liquid iron into steel. In electric arc technology, we jump right to the steelmaking process. No longer using coal to generate coke and no longer using the coke as a fuel in the blast furnace. So you use electricity to pass through electrodes as energy to take the scrap metal and return it to a molten state.

CBC: So rather than using coal to generate the heat you need to transform the metals to make the steel you are going to use whatever the electricity supply you can plug into. And this will have a significant reduction in your emissions by I believe 70% is that correct?

Mike: Absolutely correct. There is approximately 3 million tonnes of CO2 and some other environmental elements that we will eliminate as we move to electric arc technology.

CBC: So this $420 million that you are getting from the new zero accelerator and also things like the infrastructure bank, how much of that is a loan and how much of that is a grant for your company?

Mike: We are looking right now at a 100% loan repayable to the federal government and the SIF fund.

CBC: And does some of that become forgivable if you hit emissions targets? Is that how it works?

Mike: There are some terms in there that are favourable and yes with respect to the production.

CBC: So how does that work? Is it tied to a percentage of what the targeted initial reductions are? Is there a percentage that becomes forgivable? Can you give us those details?

Mike: It's flexible at this time and the reason being it's a period of time of when we achieve the carbon reduction and there is still significant work to be done on the time associated with the project.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.